
Mail Stop 3720

July 13, 2017

Rosanna McCollough
President and Chief Executive Officer
YogaWorks, Inc.
5780 Uplander Way
Culver City, California 90230

> **Re: YogaWorks, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 10, 2017**
> **File No. 333-218950**

Dear Ms. McCollough:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Studio Acquisition Activity, page 10

1.   We note you have entered into letters of intent to acquire 10 studios and are in late stage negotiations to acquire 4 additional studios. Please disclose, in quantified detail, the anticipated total purchase price or price range and indicate the anticipated form of the purchase consideration. If applicable, please also update your disclosure under Use of Proceeds and the last Risk Factor on page 39.

2.   Regarding your probable acquisition of 10 studios for which you have entered into letters of intent and 4 studios that are in late stage negotiations, please advise us in detail of your consideration of Rule 8-04 of Regulation S-X. Tell us if any of the studios are related to one another under 8-04(a)(2) of Regulation S-X and if so, please provide us your tests of significance for the combined group of related businesses.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser at (202) 551-3778, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications